Exhibit 3.6

CERTIFICATE OF CORRECTION TO THE
CERTIFICATE OF INCORPORATION
OF
LAYA WORLD GROUP, INC.

    Laya World Group, Inc., a Delaware corporation (the “Company”), certifies that:

    1. The name of the Company was I. A. Europe Group, Inc. (the “Company”).

    2. An Amendment to the Certificate of Incorporation of I. A. Europe Group, Inc. (the “Certificate of Amendment”) was filed with the Secretary of State of Delaware on September 1, 2006, amending Section 1 of the Certificate of Incorporation to change the name of the Company from I. A. Europe Group, Inc. to Laya World Group, Inc.  The Certificate of Amendment requires correction as permitted by Section 103 of the Delaware General Corporation Law.

    3. The inaccuracy or defect of the Certificate of Amendment is:
Section 228 of the Delaware General Corporation Law requires the Company to provide prompt notice to the stockholders of the Company who did not consent to the taking of a corporate action without a meeting by less than unanimous written consent.  The Certificate of Amendment was adopted by the Board of Directors of the Company and by the consent of a majority of the voting power of outstanding capital stock. However, notice was not promptly given to the stockholders of the Company who did not consent to the Certificate of Amendment. As a result, the Certificate of Amendment was not authorized and is therefore null and void.

    4. The Certificate of Amendment shall be declared null and void.  The name of the Company shall revert back to I. A. Europe Group, Inc.

    IN WITNESS WHEREOF, the undersigned has executed this Certificate of Correction to the Certificate of Incorporation as of the 8th day of April, 2008.

LAYA WORLD GROUP, INC.

By:_________________________________________
                                                                                     Victor Minca, President and Chief Executive Officer